Frisch's Restaurants, Inc.



Frisch's
Big Boy
PICK-UP&GO!

2004 Annual Report

Frisch's Restaurants, Inc.

is a regional company that operates and licenses others to operate full service family-style restaurants under the name Frisch's Big Boy, and operates grill buffet style restaurants under the name Golden Corral under certain licensing agreements.

All restaurants currently operated by the Company are located in various regions of Ohio, Kentucky and Indiana. The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee.

The Company has reported a profit every year since going public in 1960, and paid cash dividends to shareholders every quarter over the same period.



Financial Highlights

	2004	2003	Percentage Change
Total revenue	$ 260,923,520	$ 234,910,845	11.1%
Gross profit	29,745,677	27,579,546	7.9%
Earnings before income taxes	15,781,784	14,701,243	7.3%
Percentage of total revenue	6.0%	6.3%	
Net earnings	$ 10,529,010	$ 9,777,595	7.7%
Percentage of total revenue	4.0%	4.2%	
Diluted earnings per share	$ 2.05	$ 1.95	5.1%
Weighted average diluted shares outstanding	5,135,711	5,023,093	
Number of shares outstanding at year end	5,032,823	4,951,418	
Shareholders' equity	$ 79,466,560	$ 69,765,726	13.9%
Book value per share at year end	$ 15.79	$ 14.09	12.1%
Market value per share at year end	$ 28.55	$ 18.75	52.3%
Return on average shareholders' equity	14.1%	14.9%	
Company operated units			
Big Boy	88	88	
Golden Corral	26	20	


Revenue
(in millions)
$211.8
$234.9
$260.9
2002
2003
2004


Net Earnings
(in millions)
$8.0
$9.8
$10.5
2002
2003
2004


Diluted EPS
$1.59
$1.95
$2.05
2002
2003
2004

To Our Fellow Shareholders:

We are very pleased to report another record year of revenue and net earnings.

What's Your Favorite Thing® about fiscal 2004?

- *We achieved our fifth consecutive year of record revenue, exceeding a quarter billion dollars for the first time.*
- *Net earnings reached a record $10,529,000, or $2.05 per diluted share, crossing the $10,000,000 threshold for the first time. This was our fourth consecutive year of earnings growth, including record levels for two consecutive years now.*
- *We achieved increased earnings per share from continuing operations for the seventh consecutive year, rising 5.1 percent above last year's $1.95 per diluted share.*
- *The market value per share of your investment in Frisch's soared to close the year at $28.55, up from $18.75 a year ago, elevating our market capitalization to over $140,000,000.*
- *On July 9, 2004, we paid our 174th consecutive quarterly dividend. A cash dividend has been paid to shareholders every quarter since the Company went public in 1960.*
- *We increased our quarterly dividend rate 22 percent from $.09 to $.11, or $.44 per share per year. This was the sixth straight year we have increased the dividend, up 83 percent since 1997.*

The delivery of yet another solid year has now become our hallmark. Our strong, consistent year after year growth can be directly linked to the strategic plan that we initiated seven years ago. Our plan is driven by the hard work of our many dedicated and loyal employees, without whom our growth could not be accomplished. Our adherence to the plan is unwavering. And so it bears repeating. Our strategic plan is to focus on the restaurant business, in the region of the country we know best. Its foundation rests on our traditional Big Boy restaurants, which allows us to rapidly expand our Golden Corral grill-buffet restaurant concept.

Our 26th Golden Corral restaurant opened in the final week of the fiscal year. We are nearly two-thirds of the way towards meeting our goal of opening 41 Golden Corrals before December 31, 2007, a stage that has already positioned us as the largest single franchisee in the Golden Corral chain. Two more restaurants were under construction at the end of fiscal 2004, with openings scheduled in July and September. While our progress is certainly satisfying, we are not content to sit on our hands.

Our vision is to be the best large owner of, and operator of franchised, multi-location restaurant concepts within 500 miles of our home base in Cincinnati. To that end, we were delighted to announce in July 2004 that we have agreed to develop 21 additional Golden Corral restaurants by December 31, 2011. The agreement allows us to enter promising new markets in Michigan, Pennsylvania and West Virginia, all of which are well within 500 miles of headquarters, less than a day's drive away.

Average annual sales volume per Golden Corral restaurant is approximately $3,458,000, up from last year's $3,365,000 level. Not surprisingly, same store sales increases were below par at .3 percent. We believe this is a short-term pattern known as the "sister-store" effect that often occurs when a new restaurant opens in close proximity to an existing restaurant. We are seeing this currently in the Cincinnati market. At first, a new restaurant will take customers from an older restaurant, but in time, both gain as customer counts grow. We believe the long-term benefits of this strategy far outnumber the adverse short-term impact.

As of May 30, 2004, we operated 88 Big Boy restaurants. A new Big Boy opened in January 2004 on Dixie Highway in Louisville, Kentucky. Another new Big Boy opened in Florence, Kentucky in March, replacing an older restaurant by moving to a superior nearby site. Customer counts have greatly exceeded our expectations. The exterior fin design of these restaurants is prominently featured on the front cover of this annual report. An interior photograph is also featured in this report.

Big Boy same store sales increases were up 4.7 percent for the year, marking the seventh consecutive year of achieving a same store sales increase, a stretch that includes 26 of the last 27 quarters. Average annual sales volume per restaurant reached $1,926,000, or $37,000 per week, up 4.4 percent from last year's $1,844,000. We believe the prized $2,000,000 average per year is within reach during the next year or two!

Our radio and television ad campaigns that promote our traditional signature items – What's Your Favorite Thing?® - and introduce new menu offerings continue to bring new customers in the door while maintaining our loyal customers. We created six new TV spots in this fiscal year. They have proven themselves with excellent results.

We started television spots for Golden Corral in the Cincinnati market over a year ago, promoting our "Great Steak Buffet." Television campaigns have also been initiated in Louisville and Dayton where sales volumes have reached the economies of scale necessary to justify the cost of TV. We use radio spots in markets that have yet to reach sufficient volumes.

As we have long believed that our customers expect to be served in clean, pleasant surroundings, we continue renovating approximately one-fifth of our Big Boy restaurants each year. The renovations rotate between a "minor" redecoration after the fifth and fifteenth year of operation and a "major" renovation after the tenth and twentieth year of operation. This highly successful program maintains our overall image at an exceptional level. And so we are now ready to replicate the program for our oldest Golden Corral restaurants, now five years old. Our first five Golden Corrals, all in Greater Cincinnati, will be redecorated during fiscal 2005. We are confident that our customers will take pleasure in the new surroundings.

Our restaurant managers continue to be a key in our many achievements. The performance based incentive program that we started for them six years ago has paid rich dividends in the form of growing restaurant sales and has added to profits by emphasizing efficiencies, good service and excellent menu selections. Results from the program have steadily improved over the years. We paid over $3.9 million in incentive compensation to our talented restaurant management team in fiscal 2004, an eight percent increase over last year.

Our record breaking year contained many challenges, the greatest of which is the escalating costs that have been seen on a wide range of commodities, chiefly pork and beef. The beef market is especially volatile due to import and export restrictions. We do not expect appreciably lower beef prices any time soon. Commodity prices are expected to continue rising in the coming months, but at a much more manageable rate. Higher menu prices will be our principal means of combating the higher costs from our suppliers. However, our periodic menu price increases will not be enough. So we are also working to bring costs in line with changes to the Big Boy menu mix along with effective selection of items served on the Golden Corral food bar.

Food safety has always been among our highest priorities. We are dedicated to serving safe, satisfying meals in our restaurants, and are always vigilant about protecting our food supply. Our food safety policies are continually emphasized and strictly enforced. Substantially all of our restaurant managers are certified in ServSafe Training, the highly respected food safety training program developed and sponsored by the National Restaurant Association. Food safety training is also provided to all hourly restaurant employees covering all facets of food handling and safety. And, of course, we continue to work tirelessly in full cooperation with all governmental health agencies to keep our food safe.

The implementation of our enterprise information system is expected to be completed in September 2004. Vast improvements in our business processes have already been formed and incremental cost reductions are beginning to be realized. Many thanks are due to everyone on our administrative team who participated in bringing the project to fruition. The team's diligent, persistent efforts can not begin to be measured by the countless hours which they gave again and again, without fail.

Amid the corporate scandals that have plagued the investment community in recent years, we have always taken corporate governance very seriously. We've been ahead in this key area for many years, well before the Sarbanes-Oxley Act of 2002 was enacted. For several years now, the majority of our Board of Directors has been comprised of independent directors. The Board's standing committees have long consisted entirely of independent directors. And all three members of our Audit Committee are financial experts, two of whom have been serving since 1992. To make us even stronger, during the year just ended the Board of Directors established the Corporate Governance and Nominating Committee, expanding the duties of the long-standing Nominating Committee to assure that our governance remains strong and focused. Our new Corporate Governance Guidelines and many other vital governance documents can now be found on our corporate web site www.frischs.com.

We thank you for your continuing confidence and support.



Jack C. Maier
Chairman of the Board

Craig F. Maier
President – Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations



Fiscal Year Ended May 30, 2004

Overview

In July 2004, the Company agreed to develop 21 additional Golden Corral restaurants by December 31, 2011. The terms of the Company's prior agreements with Golden Corral Franchising Systems, Inc. called for 41 restaurants to be open by December 31, 2007. The new agreement brings the total to 62 restaurants to be open by December 31, 2011. With 26 restaurants in operation as of May 30, 2004, the vehicle is now in place to ensure the Company's continued growth.

Fiscal 2004 consists of the 52 weeks ended May 30, 2004. It compares with the 52 weeks ended June 1, 2003, which constituted Fiscal 2003, and the 52 weeks ended June 2, 2002, which constituted Fiscal 2002.

The Company continued to deliver consistent growth in Fiscal 2004. Record revenue of $260,924,000, $234,911,000 and $211,758,000 was reached in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Fiscal 2004's revenue represented an 11.1 percent increase over Fiscal 2003 and a 23.2 percent increase over Fiscal 2002.

Record net earnings for Fiscal 2004 were $10,529,000, or diluted earnings per share (EPS) of $2.05. Record net earnings for Fiscal 2003 were $9,778,000, or diluted EPS of $1.95. Net earnings in Fiscal 2002 were $7,971,000, or $1.59 diluted EPS. Fiscal 2004's net earnings represent a 7.7 percent increase over Fiscal 2003 and a 32.1 percent improvement over Fiscal 2002.

Performance Highlights:

- *Big Boy same store sales increased 4.7 percent in Fiscal 2004, marking the seventh consecutive year of achieving same store sales increases.*
- *Lower than expected Golden Corral same store sales increase of .3 percent in Fiscal 2004.*
- *Much higher food costs were experienced in Fiscal 2004 (see operating percentage table under "Results of Operations").*
- *$831,000 in higher costs to open new restaurants in Fiscal 2004 - $.11 lower diluted EPS compared with Fiscal 2003.*
- *$326,000 in lower interest expense in Fiscal 2004 - $.05 higher diluted EPS compared with Fiscal 2003.*
- *$376,000 in higher favorable self insurance reserve adjustments in Fiscal 2004 - $.05 higher diluted EPS compared with Fiscal 2003.*
- *Fiscal 2003's non-recurring credits for impairment of assets - $811,000, or $.11 higher diluted EPS reported last year.*
- *Fiscal 2003's write-offs of certain Big Boy building design costs and disposal costs of equipment to make room for the "Great Steak Buffet" - $673,000, or $.09 lower diluted EPS reported last year.*

All of the above items are discussed in greater detail in the discussion of Results of Operations that follows.

Results of Operations

Operations consist of two reportable segments within the restaurant industry: "Big Boy" restaurants and "Golden Corral" restaurants. Revenues consist primarily of retail restaurant sales. Big Boy restaurant sales also include wholesale sales from the Company's commissary to restaurants licensed to other Big Boy operators, the amounts of which total less than four percent of total revenue in all periods presented in this Management's Discussion and Analysis of Financial Condition and Results of Operation. Total revenue also includes franchise and other fees, the amounts of which are not material to any of the periods discussed herein. References to sales or revenue in the discussion that follows refer to restaurant sales (including the minimal amounts of wholesale sales discussed above).

Consolidated restaurant sales reached record heights in each of fiscal years 2004, 2003 and 2002:

	Fiscal 2004	Fiscal 2003	Fiscal 2002
		(in thousands)	
Big Boy sales	**$ 178,353**	$ 168,312	$ 165,166
Golden Corral sales	**81,348**	65,366	45,268
Consolidated restaurant sales	**$ 259,701**	$ 233,678	$ 210,434

Changes in sales occur when new restaurants are opened and older restaurants are closed. Changes in customer counts and menu price increases contribute to changes in same store sales. Same store sales comparisons are a key metric that management uses in the operation of the business. A breakdown of Big Boy same store sales by quarter follows:

Big Boy	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal 2004	4.8%	5.1%	7.3%	1.5%	4.7%
Fiscal 2003	2.7%	2.3%	(1.1%)	4.3%	2.2%

Big Boy same store sales increases have been achieved in 26 of the last 27 quarters. Higher customer counts were attained throughout much of Fiscal 2004, especially during the third quarter. Severe winter weather in the third quarter of Fiscal 2003 resulted in a same store sales decrease as customer counts declined. The 1.5 percent increase in the fourth quarter of Fiscal 2004 was below expectation as customer counts declined, the probable result of higher gasoline prices that created lower consumer confidence. Many family dining chains experienced similar declines in sales over the same time span. The percentage increase in dining room sales exceeded the increase in carryout and drive-thru sales in each of the four quarters of fiscal 2004, continuing a trend that was begun in the latter part of fiscal 2003. The same store sales comparisons include average menu price increases of 1.6 percent, 1.1 percent and 1.4 percent, respectively, during the third quarters of


CARRY OUT

Fiscal 2004, Fiscal 2003 and Fiscal 2002. The first quarters of Fiscal 2004, Fiscal 2003 and Fiscal 2002 included average menu price increases of 1.1 percent, 1 percent and 1.4 percent, respectively. Another price increase will be implemented in late summer 2004.

Since the beginning of Fiscal 2002, four new Big Boy restaurants have been opened, including two in Fiscal 2004. Two older restaurants were closed during the three year period, including one in Fiscal 2004. The Company operated 88 Big Boy restaurants as of May 30, 2004. The Big Boy development schedule calls for two new restaurants to open over the next twelve months. The openings are scheduled for August and September 2004. The second of these two openings is a replacement building on its existing site.

The Golden Corral sales increases were primarily the result of more restaurants in operation:

	Fiscal 2004	Fiscal 2003	Fiscal 2002
In operation at beginning of year	**20**	16	10
Opened during the year	**6**	4	6
In operation at end of year	**26**	20	16
Total sales weeks during year	**1,202**	975	683

The Golden Corral development schedule calls for five new restaurants to open over the next twelve months. Openings are scheduled in July, September and November of 2004, with one each planned for January and May of 2005.

A breakdown of Golden Corral same store sales by quarter follows:

Golden Corral	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal 2004	6.6%	(2.4%)	(.8%)	(2.9%)	.3%
Fiscal 2003	(11.7%)	1.9%	(2.4%)	6.5%	(3.0%)

The Fiscal 2004 declines can be traced to the "sister-store" effect of building additional restaurants in existing markets which has caused customer counts to decline in individual restaurants. Management believes this is a short-term effect that will be far outweighed with long-term benefits. Following general industry practice, the same store sales comparisons include only those restaurants that were open for five full fiscal quarters prior to the start of the comparison periods. This removes possible misleading numbers that can be caused by the great influx of customers during the first several months of operation, sometimes called the "honeymoon" period of a new restaurant. Using this formula, fourteen of the 26 restaurants were included in the annualized Fiscal 2004 same store sales calculation. The quarterly calculations for Fiscal 2004 included fourteen, seventeen, eighteen and nineteen restaurants respectively, in the first, second, third and fourth quarters. The Fiscal 2004 same store sales comparisons include menu price hikes of 2.3 percent in the fourth quarter and 3.3 percent in the second quarter.

The same store sales comparisons for the last three quarters of Fiscal 2003 were largely impacted by the introduction of the "Great Steak Buffet" during the second quarter along with the simultaneous launch of the Company's first Golden Corral television commercials. Severe winter weather negatively impacted the third quarter. The conversion of the hot bars to the "Great Steak Buffet" allowed the Company to begin charging an extra dollar for the basic buffet, equating to a 7.9 percent average menu price increase. The new concept features all-you-can-eat charbroiled steaks served on the dinner buffet.

Pre-tax earnings for both operating segments are highlighted below (also see Note G to the consolidated financial statements):

	Fiscal 2004	Fiscal 2003	Fiscal 2002
		(in thousands)	
Big Boy pre-tax earnings	**$ 20,773**	$ 19,761	$ 18,361
Golden Corral pre-tax earnings	**2,907**	3,252	1,183
Total pre-tax earnings by segment	**$ 23,680**	$ 23,013	$ 19,544

The operating percentages shown in the following table are percentages of restaurant sales (as defined in a previous paragraph) rather than of total revenue. The table supplements the discussion that follows which concerns cost of sales for both the Big Boy and Golden Corral reporting segments, including food cost, payroll and other operating costs.

Fiscal 2004	**Total**	**Big Boy**	**GC**
Sales	**100.0**	**100.0**	**100.0**
Food and paper	**34.2**	**31.9**	**39.2**
Payroll and related	**33.9**	**35.2**	**31.1**
Other operating costs *(including opening costs)*	**20.4**	**18.8**	**23.9**
Gross profit	**11.5**	**14.1**	**5.8**

Fiscal 2003	Total	Big Boy	GC
Sales	100.0	100.0	100.0
Food and paper	32.7	30.6	38.2
Payroll and related	34.7	35.9	31.6
Other operating costs *(including opening costs)*	20.8	19.9	23.3
Gross profit	11.8	13.6	6.9

Fiscal 2002	Total	Big Boy	GC
Sales	100.0	100.0	100.0
Food and paper	33.3	31.7	39.1
Payroll and related	35.1	35.5	33.6
Other operating costs *(including opening costs)*	20.1	19.3	22.8
Gross profit	11.5	13.5	4.5

Management's Discussion and Analysis


100%

Significantly higher commodity costs, especially beef, dairy and pork, drove the food and paper cost percentages higher in Fiscal 2004 for both Big Boy and Golden Corral. Beef, in particular, has been at record highs and continues to be a highly volatile market. Import and export restrictions can cause wide fluctuations in cost. Although beef prices have declined somewhat since December 2003 when export restrictions were imposed due to the detection of Mad Cow Disease in a single slaughtered cow from the nation's herd, management believes that appreciably lower prices can not be expected any time soon. Most commodity prices are generally expected to continue rising in the near term, but not as rapidly as was experienced through the first half of Fiscal 2004. The food and paper cost percentages for the Golden Corral segment are much higher than the Big Boy segment because of the all-you-can-eat nature of the Golden Corral concept, as well as its use of steak as a featured item on the buffet.

Menu price hikes in Fiscal 2004 helped to counter the effects of the higher cost of food to a certain degree, however, menu prices can not be raised high enough at once to offset the significant increases that have been seen on a wide range of products. The effect of commodity price increases can also be managed with changes to the Big Boy menu mix and effective selection of items served on the Golden Corral food bar. Comparing food and paper costs for Fiscal 2003 with Fiscal 2002, the percentage reduction was the result of lower prices paid for certain commodities such as beef and pork combined with the effect of menu price hikes.

Self insured claims experience is reviewed and adjusted annually during the first quarter. The assumptions used to measure these adjustments can be complex and sometimes require management to exercise considerable judgment. However, management does not consider the adjustments made during the annual review to be critical to the fair presentation of the Company's financial condition or its results of operations for any fiscal year taken as a whole. Results for Fiscal 2004 and Fiscal 2003 received the benefit of favorable claims experience, as self insurance liabilities were lowered by $710,000 during the first quarter of Fiscal 2004 and $334,000 in the first quarter of Fiscal 2003. In Fiscal 2002, $101,000 was charged against earnings in the second quarter to increase the self insurance liabilities, $75,000 of which was ultimately reversed in the fourth quarter.

Payroll and related cost percentages moved downward in Fiscal 2004 for both the Big Boy and Golden Corral operating segments, even when the benefit of the self insurance reserve adjustments (discussed in the preceding paragraph) that were apportioned to payroll and related costs is excluded. The combination of Big Boy's same store sales increase and average pay rates moving lower was more than enough to compensate for the effects of an increase in the number of hours worked, plus higher pension and medical costs. Despite the flat change in same store sales, lower Golden Corral percentages were achieved for the second consecutive year with the combination of a reduction in the number of hours worked along with lower pay rates, offset somewhat by higher costs of variable compensation and medical insurance. In Fiscal 2003, Big Boy's payroll percentages were higher than Fiscal 2002 as lower average pay rates and higher menu prices were not enough to cover the cost of increased service hours and higher pension and medical plan costs.

Although federal legislation has once again been introduced in an effort to raise the federal minimum wage, the Company believes that it is unlikely to be signed into law in the near term. If such legislation were to be enacted, the Company would counter the effects with higher menu prices, together with tighter payroll standards and a reduction in hours worked. New overtime pay rules initiated by the U.S. Department of Labor are effective in August 2004. The new rules are expected to have a negligible impact on the Company.

The fair value of the assets in the Company's defined benefit pension plans was adversely affected by poor returns on equity investments in recent years. The result has increased the Company's pension expense after many years of steady, low costs. The net periodic pension cost (computed under Statement of Financial Accounting Standards No. 132) was $2,032,000, $1,316,000 and $499,000 respectively, in Fiscal 2004, Fiscal 2003 and Fiscal 2002. The weighted average discount rate used in the actuarial assumptions will remain at 6.5 percent for the fiscal year that began on May 31, 2004 (Fiscal 2005). The net periodic pension expense for Fiscal 2005 is expected to level off near Fiscal 2004's cost. Contributions to these plans were $2,185,000, $1,795,000 and $785,000 respectively, during Fiscal 2004, Fiscal 2003 and Fiscal 2002. Approximately $300,000 of Fiscal 2004's contribution was deferred to be paid in Fiscal 2005.

Other operating costs include occupancy costs such as maintenance, rent, depreciation, property tax, insurance and utilities; field supervision; accounting and payroll preparation costs; franchise fees for Golden Corral restaurants; opening costs and many other restaurant operating expenses. As most of these expenses tend to be more fixed in nature, same store sales increases cause these costs to be a lower percentage of sales, as reflected in the above table for Big Boy. The Big Boy percentage reduction for Fiscal 2004 was greater than the Fiscal 2003 reduction due to the 4.7 percent same store sales increase in Fiscal 2004 combined with certain write-offs recorded in Fiscal 2003 for the cost of abandoning design plans for an earlier Big Boy prototype building. Below par Golden Corral same store sales in both Fiscal 2004 and Fiscal 2003 caused other operating costs to be a higher percentage of sales than Fiscal 2002. In addition, certain equipment write-offs were recorded in Fiscal 2003 in connection with the introduction of the "Great Steak Buffet." Opening costs had a significant impact on the percentages as well. Charges for Big Boy restaurants for fiscal years 2004, 2003 and 2002 were $368,000, $85,000 and $395,000, respectively. Golden Corral opening costs for fiscal years 2004, 2003 and 2002 were $1,412,000, $864,000 and $1,380,000, respectively.

Results for Fiscal 2003 were favorably affected by credits to impairment of assets totaling $811,000 that resulted from the dispositions of two former Big Boy restaurants. The credits reflect the over estimation of impairment charges recorded when the restaurants were permanently closed in fiscal 2001. No impairments of assets were recorded during Fiscal 2004 or Fiscal 2002.

Interest expense during Fiscal 2004 decreased $326,000 or 11.6 percent lower than Fiscal 2003, but was $54,000 higher than Fiscal 2002. Accounting for much of the change is the effect of interest



required to be capitalized, which was $294,000, $112,000 and $258,000 respectively, in Fiscal 2004, Fiscal 2003 and Fiscal 2002. Also, the weighted average fixed interest rate on the Company's term loans has moved lower reflecting the mix of loans added during the last eighteen months at rates lower than older higher rate loans, the principal of which is now amortizing much more rapidly. Interest expense is expected to rise in Fiscal 2005 reflecting the full effect of having borrowed $7,500,000 in Fiscal 2004 and $5,000,000 thus far in Fiscal 2005. In addition, interest rates are likely to rise. Significant payments against the term loans should help to counter the effect of the additional borrowing.

Income tax expense as a percentage of pre-tax earnings was 33.3 percent in Fiscal 2004, 33.5 percent in Fiscal 2003 and 34.8 percent in Fiscal 2002. These rates have been kept consistently low through the Company's use of tax credits, principally the federal credit allowed for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips. To a lesser degree, the Company also uses the federal Work Opportunity Tax Credit (WOTC). Although WOTC expired on December 31, 2003, Congress is expected to soon extend it once again. The effective tax rate for fiscal 2005 would likely increase if WOTC is not restored by Congress.

Critical Accounting Policies

Two factors are required for an accounting policy to be deemed critical. The policy must be significant to the fair presentation of a company's financial condition and its results of operations, and the policy must require management's most difficult, subjective or complex judgments. Management believes that its policy used in accounting for the impairment of long-lived assets is the Company's only critical accounting policy because of its potential for significant impact on financial condition and results of operations. A discussion of this policy can be found under the "Property and Equipment" caption of Note A to the consolidated financial statements.

Liquidity and Capital Resources

Restaurant sales provide the Company's principal source of cash. The funds are immediately available for the Company's use, as substantially all restaurant sales are received in cash or credit cards. Net earnings plus depreciation provide the primary source of cash provided by operating activities. Other sources of cash may include borrowing against the Company's credit lines, proceeds from employees' exercising of stock options and occasional sales of real estate. In addition to servicing debt, these cash flows are utilized for discretionary objectives, including capital projects (principally restaurant expansion) and dividends.

The Company has historically maintained a strategic negative working capital position, a common practice in the restaurant industry. As significant cash flows are consistently provided by operations, and credit lines are readily available, the use of this practice should not hinder the Company's ability to satisfactorily retire any of its obligations when due, including the aggregated contractual obligations and commercial commitments as of May 30, 2004 shown in the table below.

The working capital deficit was $20,561,000 as of May 30, 2004. The working capital deficit is likely to increase over the next few years at a modest, manageable pace as construction debt is prudently increased to supplement the use of internally generated cash to finance expansion plans. Including draws since May 30, 2004, $50,000,000 had been cumulatively borrowed against the Company's $55,000,000 Construction Draw Credit Facility, leaving $5,000,000 available to be drawn upon before the Facility is scheduled to expire on September 1, 2005, unless extended. Additionally, a $5,000,000 working capital revolving line of credit

Aggregated Information about Contractual Obligations and Commercial Commitments

May 30, 2004

		Payments due by period (in thousands)					
	Total	year 1	year 2	year 3	year 4	year 5	more than 5 years
Long-term debt	$41,458	$ 6,231	$6,664	$6,376	$15,684	$4,059	$ 2,444
Rent due under capital lease obligations	4,831	880	802	575	2,520	38	16
[1] Rent due under operating leases	14,542	1,365	1,250	1,091	878	770	9,188
Unconditional purchase obligations	7,464	7,366	98				
Other long-term obligations	None						
Total contractual cash obligations	$68,295	$15,842	$8,814	$8,042	$19,082	$4,867	$11,648

1 Not included are certain leases of former operating properties that the Company has assigned or sub-let to third parties. The average annual obligations of these leases approximate $50 over the next five years. The Company remains contingently liable for the performance of these leases. In the event of default by the assignees or sub-lessees, the Company generally retains the right to re-assign or re-sublet the properties.



(currently unused) is readily available if needed.

Operating cash flows were $27,559,000 in Fiscal 2004, $4,935,000 higher than Fiscal 2003 and $7,376,000 above Fiscal 2002. The increases are attributable to the combination of higher net earnings, Fiscal 2003's credit to impairment of assets, increases in accounts payable and lower income tax payments resulting from federal bonus depreciation rules.

Capital spending is the principal component of investing activities. Capital spending was $30,026,000 during Fiscal 2004, an increase of $8,482,000 from Fiscal 2003. This year's capital spending includes $17,880,000 for Golden Corral restaurants, principally for new restaurant construction and site acquisitions. Also included in the capital costs was $12,146,000 spent on Big Boy restaurants, consisting of new restaurant construction, a site acquisition, remodeling existing restaurants including kitchen and dining room expansions, routine equipment replacements and other capital outlays.

It is the Company's policy to own the land on which it builds new restaurants; however, it is sometimes necessary to enter ground leases to obtain desirable land on which to build. Four of the 26 Golden Corral restaurants now in operation have been built on leased land. Another Golden Corral ground lease has been entered into for a restaurant to open in calendar year 2005. In addition, a Big Boy that opened in January 2004 was built upon leased land. All of these leases have been accounted for as operating leases pursuant to Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases" as amended.

Also included in investing activities for Fiscal 2004 is the recovery of $1,700,000 received in settlement of certain litigation relating to defective construction of a Golden Corral restaurant. A Golden Corral restaurant that opened in January 2003 was the replacement of a defective restaurant building in Canton, Ohio. The defective building had originally been expected to be placed in service in September 2001. Its construction was halted in August 2001 when structural defects were discovered. The Company asserted claims against certain firms with which the Company had contracted for the design, engineering and construction of the defective building. Claims against the architect and the architect's structural engineering consultant were resolved in July 2003. The defendants agreed to pay the Company $1,700,000 as a full settlement. Receipt of the settlement funds was sufficient to recover all construction costs incurred, including the cost to raze the defective building. The Company continues to prosecute its claim exceeding $1,000,000 against the general contractor that built the building.

Financing activities in Fiscal 2004 included $7,500,000 of new debt borrowed against the Company's credit lines. In addition, $5,000,000 was borrowed shortly after the end of Fiscal 2004. Scheduled and other payments of long-term debt and capital lease obligations amounted to $5,748,000 during Fiscal 2004. Regular quarterly cash dividends paid to shareholders totaled $2,100,000, including dividends of $.09 per share in July 2003, $.11 in October 2003, $.11 in January 2004 and $.11 in April 2004. The 22 percent increase in the dividend rate was the Board of Directors' recognition of the Company's stronger results and optimistic outlook. Cash dividends paid per share to the Company's shareholders have increased in each of the last six years. As the Company expects to continue its 44 year practice of paying regular quarterly cash dividends, the Board of Directors declared another $.11 per share dividend on June 8, 2004.

Also included in financing activities in Fiscal 2004 are proceeds of $923,000 from employees and directors who acquired 78,100 shares of the Company's common stock through exercise of stock options granted under the Company's 1993 Stock Option Plan. As of May 30, 2004, 320,000 shares remain outstanding under the 1993 Plan, including 227,000 fully vested shares at a weighted average price per share of $14.94, and 80,000 shares were available to be optioned. Shareholders approved the 2003 Stock Option and Incentive Plan in October 2003. The maximum number of shares that the new Plan may issue is 800,000. As of May 30, 2004, no awards had been granted under the 2003 Stock Option and Incentive Plan.

No shares have been acquired under the Company's current stock repurchase program, which authorizes the repurchase of up to 500,000 shares of the Company's common stock through October 2004. The current price at which shares of the Company's common stock are being traded does not warrant the utilization of the program.

Two Big Boy restaurants were under construction as of May 30, 2004. Costs remaining to complete construction of both restaurants were estimated at $2,467,000 as of May 30, 2004. The approximate cost to build and equip a new Big Boy restaurant ranges from $2,300,000 to $2,700,000, depending on land cost. Approximately one-fifth of the Company's Big Boy restaurants are routinely renovated or decoratively updated each year. The cost of remodeling to be completed in Fiscal 2005 is estimated at $1,200,000. In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine whether their kitchens should be redesigned for increased efficiencies. A typical kitchen redesign costs approximately $125,000.

The Company's original development agreements with Golden Corral Franchising Systems, Inc. called for opening 41 Golden Corral restaurants by December 31, 2007. The Company is in compliance with these development agreements. The new agreement reached in July 2004 allows the Company to build 21 additional restaurants by December 31, 2011, including new markets in Pennsylvania, West Virginia and Michigan. Twenty-six restaurants were in operation as of May 30, 2004. The combined build-out plan calls for three more to be opened by December 31, 2004, five will be opened each year through December 31, 2010, with the final three to be built in 2011.

Two Golden Corral restaurants were under construction as of May 30, 2004. Costs remaining to complete construction of these two restaurants were estimated at $1,733,000 as of May 30, 2004. Construction of three more Golden Corrals is scheduled to be completed over the next twelve months. On average, the cost to build and equip each Golden Corral restaurant is approximately $3,000,000, including land. Five of the Company's original Golden Corral restaurants that opened in 1999 and 2000 have reached the age that warrants remodeling. The work will be completed in Fiscal 2005 at a cost exceeding $100,000 per restaurant.

The Company expects to complete its plan to replace its headquarters legacy information systems with an integrated enterprise system in September 2004. Capitalized costs through May 30, 2004 were approximately $3,607,000, including the capitalized value of employees' time and capitalized interest aggregating $652,000. The cash outlay to complete the project was estimated at $725,000 as of May 30, 2004.

Risk Factors and Safe Harbor Statement

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that are not historical facts are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified in sentences that contain words such as "should", "could", "will", "may", "plans", "expect", "anticipate", "estimate", "project", "intend", "believe" and similar words that are used to convey the fact that the statement being made is prospective and does not strictly relate to historical or present facts. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. The Company undertakes no obligation to update any of the forward-looking statements that may be contained in this MD&A.

Food safety is the most significant risk to any company that operates in the restaurant industry. It has become the focus of increased government regulatory initiatives at the local, state and federal levels resulting in higher compliance costs to the Company. To limit the Company's exposure to the risk of food contamination, management rigorously emphasizes and enforces the Company's food safety policies in all of the Company's restaurants, and at the commissary and food manufacturing plant that the Company operates for Big Boy restaurants. These policies are designed to work cooperatively with programs established by health agencies at all levels of government authority, including the federal Hazard Analysis of Critical Control Points (HACCP) program. In addition, the Company makes use of ServSafe Training, a nationally recognized program developed by the National Restaurant Association. The ServSafe program provides accurate, up-to-date science-based information to all levels of restaurant workers on all aspects of food handling, from receiving and storing to preparing and serving. All restaurant managers are required to receive re-certification in ServSafe Training every five years.

In December 2003, the United States Department of Agriculture (USDA) recalled meat products in several western states that were connected to a single slaughtered cow in which Mad Cow Disease had been detected. The Company believes there is no risk to its customers. According to the USDA, the nation's beef supply remains safe because research shows that Mad Cow Disease infects brain and spinal cord tissue which was removed during the slaughter of the single diseased cow. It is believed that these tissue parts did not enter the human food supply.

Other examples of risks and uncertainties facing the Company include, but are not limited to, the following: intense competition for customers; consumer perceptions of value, food quality and quality of service; changing consumer preferences, particularly based on concerns with nutritional content of the Company's food or restaurant food in general; changing neighborhood demographics; changes in business strategy and development plans; the rising cost of quality sites on which to build restaurants; poor selection of restaurant sites; changes in the supply and cost of food; the effects of other inflationary pressures, especially higher costs for health care benefits and energy prices; rolling power outages; shortages of qualified labor; seasonal weather conditions, particularly during the winter months of the third quarter; natural disasters; fires or explosions; criminal acts, including bomb threats, robberies, hostage taking, kidnapping and other violent crimes; acts of terrorists or acts of war; civil disturbances; boycotts; variable interest rates; limitations on borrowing capacity; legal claims; changes in accounting standards; estimates used in preparing financial statements; disruptions to the business during transitions to new computer software; financial stability of technology vendors to support computer software over the long-term; unauthorized access to information systems; changes in governmental regulations regarding the environment; exposure to penalties for potential violations of numerous governmental regulations in general, and immigration (I-9) and minor labor regulations in particular; any future imposition by OSHA of costly ergonomics regulations on workplace safety; legislative changes affecting labor law, especially increases in the federal minimum wage; and legislation or court rulings that result in changes to tax codes.

The Company continually takes reasonable preventive measures to reduce its risks and uncertainties. However, the nature of some risks and uncertainties leaves the Company with little control. The materialization of any of the risks and uncertainties identified herein, together with those risks not specifically listed or those that are presently unforeseen, could result in significant adverse effects on the Company's financial position, results of operations and cash flows, which could include the permanent closure of the affected restaurant(s) with an impairment of assets charge taken against earnings.

Summary of Operations

(in thousands, except per share data)	**2004**	2003	2002	2001*	2000
Revenue					
Sales	**$ 259,701**	$ 233,679	$ 210,434	$ 187,465	$ 165,847
Other	**1,223**	1,232	1,324	2,565	1,353
Total revenue	**260,924**	234,911	211,758	190,030	167,200
Costs and expenses					
Cost of sales					
Food and paper	**88,864**	76,452	69,995	62,696	54,621
Payroll and related	**88,061**	81,004	73,811	64,826	57,287
Other operating costs	**53,031**	48,643	42,237	38,074	34,230
	229,956	206,099	186,043	165,596	146,138
Administrative and advertising	**12,712**	12,121	11,062	10,286	9,225
Impairment of long-lived assets	**-**	(810)	-	1,549	-
Interest	**2,474**	2,800	2,420	2,607	2,411
Total costs and expenses	**245,142**	220,210	199,525	180,038	157,774
Earnings from continuing operations before income taxes	**15,782**	14,701	12,233	9,992	9,426
Income taxes					
Current	**3,687**	3,047	3,557	2,857	3,533
Deferred	**1,566**	1,876	705	578	(182)
	5,253	4,923	4,262	3,435	3,351
Earnings from continuing operations	**10,529**	9,778	7,971	6,557	6,075
Income from discontinued operations (net of applicable tax)	**-**	-	-	430	70
Gain on disposal of discontinued operations (net of applicable tax)	**-**	-	-	699	-
Earnings from discontinued operations	**-**	-	-	1,129	70
NET EARNINGS	**$ 10,529**	$ 9,778	$ 7,971	$ 7,686	$ 6,145
Diluted net earnings per share of common stock					
Continuing operations	**$ 2.05**	$ 1.95	$ 1.59	$ 1.27	$ 1.08
Discontinued operations	**-**	-	-	.22	.01
	$ 2.05	$ 1.95	$ 1.59	$ 1.49	$ 1.09
Cash dividends per share	**$ .42**	$ .36	$ .35	$ .32	$ .31
Other financial statistics					
Working capital (deficit)	**$ (20,561)**	$ (13,937)	$ (14,864)	$ (10,967)	$ 3,056
Capital expenditures	**30,026**	21,544	28,931	24,729	13,837
Total assets	**156,848**	138,636	129,335	108,310	107,779
Long-term obligations	**47,277**	45,124	45,754	33,932	35,891
Cost to repurchase common stock	**-**	-	1,792	3,802	5,503
Shareholders' equity	**79,467**	69,766	61,230	56,446	54,167
Book value per share at year end	**$ 15.79**	$ 14.09	$ 12.47	$ 11.26	$ 10.13
Return on average shareholders' equity	**14.1%**	14.9%	13.5%	13.9%	11.2%
Weighted average number of diluted shares outstanding	**5,136**	5,023	5,013	5,144	5,658
Number of shares outstanding at year end	**5,033**	4,951	4,911	5,012	5,345
Percentage increase in total revenue	**11.1%**	10.9%	11.4%	13.7%	13.0%
Earnings as a percentage of total revenue					
Earnings from continuing operations before income tax and extraordinary item	**6.0%**	6.3%	5.8%	5.3%	5.6%
Net earnings	**4.0%**	4.2%	3.8%	4.0%	3.7%

** Indicates 53 week period*

Consolidated Balance Sheet

May 30, 2004 and June 1, 2003	**2004**	2003
ASSETS		
Current Assets		
Cash	**$ 294,410**	$ 1,133,443
Receivables		
Trade	**1,384,798**	955,282
Other	**381,090**	321,474
Inventories	**4,381,814**	3,825,259
Prepaid expenses and sundry deposits	**2,076,319**	2,619,424
Prepaid and deferred income taxes	**1,024,427**	954,102
Total current assets	**9,542,858**	9,808,984
Property and Equipment		
Land and improvements	**50,250,328**	44,015,900
Buildings	**75,040,561**	66,715,480
Equipment and fixtures	**77,673,937**	69,671,202
Leasehold improvements and buildings on leased land	**19,751,361**	17,346,463
Capitalized leases	**7,388,580**	7,388,580
Construction in progress	**6,918,091**	6,184,653
	237,022,858	211,322,278
Less accumulated depreciation and amortization	**101,302,386**	94,554,520
Net property and equipment	**135,720,472**	116,767,758
Other Assets		
Goodwill	**740,644**	740,644
Other intangible assets	**1,122,982**	1,087,691
Investments in land	**1,148,293**	1,400,905
Property held for sale	**1,160,785**	1,401,021
Long-term receivables	**210,578**	2,135,233
Net cash surrender value-life insurance policies	**4,600,873**	3,884,230
Other	**2,600,469**	1,409,929
Total other assets	**11,584,624**	12,059,653
Total assets	**$ 156,847,954**	$ 138,636,395

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Long-term obligations due within one year		
Long-term debt	**$ 6,230,801**	$ 4,929,631
Obligations under capitalized leases	**508,520**	515,599
Self insurance	**1,310,191**	1,064,289
Accounts payable	**13,380,257**	9,473,827
Accrued expenses	**8,238,293**	7,407,432
Income taxes	**436,265**	355,682
Total current liabilities	**30,104,327**	23,746,460
Long-Term Obligations		
Long-term debt	**35,226,734**	34,260,347
Obligations under capitalized leases	**3,221,384**	3,729,904
Self insurance	**2,384,893**	2,816,843
Deferred income taxes	**3,540,082**	1,900,234
Deferred compensation and other	**2,903,974**	2,416,881
Total long-term obligations	**47,277,067**	45,124,209
Commitments	**-**	-
Shareholders' Equity		
Capital stock		
Preferred stock - authorized, 3,000,000 shares without par value; none issued	**-**	-
Common stock - authorized, 12,000,000 shares without par value; issued 7,490,845 and 7,420,763 shares - stated value - $1	**7,490,845**	7,420,763
Additional contributed capital	**61,976,027**	60,926,377
	69,466,872	68,347,140
Retained earnings	**42,920,243**	34,490,774
	112,387,115	102,837,914
Less cost of treasury stock (2,458,022 and 2,469,345 shares)	**32,920,555**	33,072,188
Total shareholders' equity	**79,466,560**	69,765,726
Total liabilities and shareholders' equity	**$ 156,847,954**	$ 138,636,395

The accompanying notes are an integral part of these statements.

Consolidated Statement of Earnings

Three years ended May 30, 2004	**2004**	2003	2002
Revenue			
Sales	**$ 259,701,417**	$ 233,678,454	$ 210,434,433
Other	**1,222,103**	1,232,391	1,324,023
Total revenue	**260,923,520**	234,910,845	211,758,456
Costs and expenses			
Cost of sales			
Food and paper	**88,864,369**	76,451,811	69,994,741
Payroll and related	**88,060,486**	81,003,758	73,811,585
Other operating costs	**53,030,885**	48,643,339	42,236,535
	229,955,740	206,098,908	186,042,861
Administrative and advertising	**12,711,547**	12,121,321	11,061,466
Impairment of long-lived assets	**-**	(810,586)	-
Interest	**2,474,449**	2,799,959	2,420,370
Total costs and expenses	**245,141,736**	220,209,602	199,524,697
Earnings before income taxes	**15,781,784**	14,701,243	12,233,759
Income taxes			
Current			
Federal	**3,562,572**	2,984,895	3,225,283
Less tax credits	**(642,146)**	(486,258)	(347,911)
State and municipal	**766,785**	548,481	680,212
Deferred	**1,565,563**	1,876,530	704,794
Total income taxes	**5,252,774**	4,923,648	4,262,378
NET EARNINGS	**$ 10,529,010**	$ 9,777,595	$ 7,971,381
Earnings per share (EPS) of common stock:			
Basic net earnings per share	**$ 2.11**	$ 1.98	$ 1.61
Diluted net earnings per share	**$ 2.05**	$ 1.95	$ 1.59

The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows

Three years ended May 30, 2004	**2004**	2003	2002
Cash flows provided by (used in) operating activities:			
Net earnings	**$ 10,529,010**	$ 9,777,595	$ 7,971,381
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation and amortization	**10,967,456**	10,973,014	9,550,949
Loss on disposition of assets	**347,513**	843,261	372,934
Impairment (gain) of long-lived assets	**-**	(810,586)	-
	21,843,979	20,783,284	17,895,264
Changes in assets and liabilities:			
Accounts receivable	**(489,132)**	(108,509)	296,328
Inventories	**(556,555)**	(240,020)	16,269
Prepaid expenses and sundry deposits	**543,105**	(1,626,058)	25,375
Other assets	**(837,346)**	972,649	(65,445)
Prepaid and deferred income taxes-current	**(70,325)**	115,279	(469,217)
Deferred income taxes-long term	**1,639,848**	1,987,320	674,949
Accrued income taxes	**80,583**	21,126	124,266
Tax benefit from stock options exercised	**366,469**	109,379	82,600
Accounts payable	**3,906,430**	116,243	487,437
Accrued expenses	**830,861**	732,690	680,243
Self insured obligations	**(186,048)**	(414,320)	492,582
Other liabilities	**487,093**	175,296	(58,074)
	5,714,983	1,841,075	2,287,313
Net cash provided by operating activities	**27,558,962**	22,624,359	20,182,577
Cash flows (used in) provided by investing activities:			
Additions to property and equipment	**(30,026,204)**	(21,544,202)	(28,931,094)
Proceeds from disposition of property	**300,788**	1,265,095	125,025
Proceeds from sale of franchise rights	**156,464**	144,874	134,143
Proceeds from surrender of life insurance policies	**-**	811,483	-
Change in other assets	**613,644**	(206,840)	(2,140,557)
Net cash (used in) investing activities	**(28,955,308)**	(19,529,590)	(30,812,483)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	**7,500,000**	4,000,000	17,000,000
Payment of long-term debt and capital lease obligations	**(5,748,042)**	(5,280,876)	(2,709,734)
Cash dividends paid	**(2,099,541)**	(1,774,417)	(1,727,142)
Proceeds from stock options exercised - new shares issued	**824,465**	392,017	264,543
Proceeds from stock options exercised - treasury shares re-issued	**98,035**	20,435	8,309
Other treasury shares re-issued	**62,675**	59,234	56,894
Treasury shares acquired	**-**	-	(1,792,030)
Employee stock purchase plan	**(80,279)**	(48,445)	(80,668)
Net cash provided by (used in) financing activities	**557,313**	(2,632,052)	11,020,172
Net (decrease) increase in cash and equivalents	**(839,033)**	462,717	390,266
Cash and equivalents at beginning of year	**1,133,443**	670,726	280,460
Cash and equivalents at end of year	**$ 294,410**	$ 1,133,443	$ 670,726
Supplemental disclosures:			
Interest paid	**$ 2,853,865**	$ 2,808,984	$ 2,191,968
Income taxes paid	**3,236,202**	2,727,820	3,850,623
Income tax refunds received	**-**	33,291	843

The accompanying notes are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

Three years ended May 30, 2004	Common stock at $1 per share - Shares and amount	Additional contributed capital	Retained earnings	Treasury shares	Total
Balance at June 3, 2001	$ 7,362,279	$ 60,257,601	$ 20,243,357	($ 31,417,196)	$ 56,446,041
Net earnings for the year	-	-	7,971,381	-	7,971,381
Stock options exercised - new shares issued	22,828	241,715	-	-	264,543
Stock options exercised - treasury shares re-issued	-	(5,084)	-	13,393	8,309
Tax benefit from stock options exercised	-	82,600	-	-	82,600
Other treasury shares re-issued	-	232	-	56,662	56,894
Treasury shares acquired	-	-	-	(1,792,030)	(1,792,030)
Employee stock purchase plan	-	(80,668)	-	-	(80,668)
Cash dividend paid - $.35 per share	-	-	(1,727,142)	-	(1,727,142)
Balance at June 2, 2002	7,385,107	60,496,396	26,487,596	(33,139,171)	61,229,928
Net earnings for the year	-	-	9,777,595	-	9,777,595
Stock options exercised - new shares issued	35,656	356,361	-	-	392,017
Stock options exercised - treasury shares re-issued	-	(6,351)	-	26,786	20,435
Tax benefit from stock options exercised	-	109,379	-	-	109,379
Other treasury shares re-issued	-	19,037	-	40,197	59,234
Employee stock purchase plan	-	(48,445)	-	-	(48,445)
Cash dividends paid - $.36 per share	-	-	(1,774,417)	-	(1,774,417)
Balance at June 1, 2003	7,420,763	60,926,377	34,490,774	(33,072,188)	69,765,726
Net earnings for the year	**-**	**-**	**10,529,010**	**-**	**10,529,010**
Stock options exercised - new shares issued	**70,082**	**754,383**	**-**	**-**	**824,465**
Stock options exercised - treasury shares re-issued	**-**	**(9,103)**	**-**	**107,138**	**98,035**
Tax benefit from stock options exercised	**-**	**366,469**	**-**	**-**	**366,469**
Other treasury shares re-issued	**-**	**18,180**	**-**	**44,495**	**62,675**
Employee stock purchase plan	**-**	**(80,279)**	**-**	**-**	**(80,279)**
Cash dividends paid - $.42 per share	**-**	**-**	**(2,099,541)**	**-**	**(2,099,541)**
Balance at May 30, 2004	**$ 7,490,845**	**$ 61,976,027**	**$ 42,920,243**	**($ 32,920,555)**	**$ 79,466,560**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Three years ended May 30, 2004

Note A – Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Description of the Business

Frisch's Restaurants, Inc. (The Company) is a regional company that operates and licenses others to operate full service family-style restaurants under the name "Frisch's Big Boy", and operates grill buffet style restaurants under the name "Golden Corral" under certain licensing agreements. All restaurants currently operated by the Company are located in various regions of Ohio, Kentucky and Indiana.

The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. Substantially all of the Frisch's Big Boy restaurants also offer "drive-thru" service. The Company also licenses Big Boy restaurants to other operators, currently in certain parts of Ohio, Kentucky and Indiana. In addition, the Company operates a commissary and food manufacturing plant near its headquarters in Cincinnati, Ohio that services all Big Boy restaurants operated by the Company, and is available to supply restaurants licensed to others.

Consolidation Practices

The accompanying consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. Certain reclassifications may have been made to prior years' information to conform to the current year presentation.

Fiscal Year

The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest to the last day of May. The first quarter of each fiscal year contains sixteen weeks, while the last three quarters each normally contain twelve weeks. Every fifth or sixth year, the additional week needed to make a 53 week year is added to the fourth quarter, resulting in a thirteen week fourth quarter.

Use of Estimates

The preparation of financial statements requires management to use estimates and assumptions to measure certain items that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment.

Some of the more significant items requiring the use of estimates include liabilities for self insurance and deferred executive compensation, value of intangible assets, and the carrying values of long-lived assets and long-lived assets to be disposed of.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Outstanding checks in the amount of $704,000 were included in accounts payable as of May 30, 2004.

Receivables

The Company values its trade notes and accounts receivable on the reserve method. The reserve balance was $30,000 at May 30, 2004 and June 1, 2003. The reserve is monitored for adequacy based on historical collection patterns and write-offs, and current credit risks.

Inventories

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Accounting for Rebates

Cash consideration received from certain food vendors is treated as a reduction of cost of sales and is recognized in the same period the Company sells the food.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated service lives, which range from ten to 25 years for buildings or components thereof and five to ten years for equipment. Leasehold improvements are depreciated over ten to 25 years or the remaining lease term, whichever is shorter. Software is depreciated over three to ten years. Interest on borrowings is capitalized during active construction periods of major capital projects. Capitalized interest for fiscal years 2004, 2003 and 2002 was $294,000, $112,000 and $258,000, respectively. Software costs through May 30, 2004 in connection with the Company's installation of an enterprise information system total $3,607,000, including third party implementation costs and the capitalized value of certain employees' time who worked on the implementation. The capitalized value of employees' time for fiscal years 2004, 2003 and 2002 was $518,000, $34,000 and zero, respectively.

The cost of land not yet in service is included in "construction in progress" if construction has begun or if construction is likely within the next twelve months. Estimated remaining expenditures for new restaurant construction that was in progress as of May 30, 2004 totaled approximately $4,200,000, consisting of $1,733,000 for two Golden Corral restaurants and $2,467,000 for two Big Boy restaurants. The cost of land on which construction is not likely within the next twelve months is classified as "Investments in land" in the consolidated balance sheet.

On June 3, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS 144 did not cause the Company's primary indicators of impairment to be materially altered and therefore did not

Note A – Accounting Policies (continued)

have any material impact on the Company's balance sheet, operating results or cash flows. Under SFAS 144, the Company considers a history of cash flow losses on a restaurant-by-restaurant basis to be its primary indicator of potential impairment. Carrying values are reviewed for impairment when events or changes in circumstances indicate that the assets' carrying values may not be recoverable from the estimated future cash flows expected to result from the properties' use and eventual disposition. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized equal to the amount by which the carrying values exceed the net realizable values of the assets. Net realizable values are generally determined by estimates provided by real estate brokers and/or the Company's past experience in disposing of unprofitable restaurant properties. Management believes that this policy is the Company's only critical accounting policy because of its potential for significant impact on the financial condition and results of the Company's operations.

The year ended June 1, 2003 included pretax credits of $811,000 to reverse impairment of assets charges recorded during fiscal 2001 when two Big Boy restaurants were closed because of cash flow losses. The original non-cash pretax charges in fiscal 2001 totaled $1,575,000, which included a write-off of future long-term lease obligations on one of the restaurants. The lease was terminated during the first quarter ended September 22, 2002 at which time $666,000 was credited to impairment of assets. The other restaurant was sold for cash during the third quarter ended March 9, 2003 which resulted in a $145,000 credit to impairment of assets.

Certain surplus property is currently held for sale. All of the surplus property is stated at the lower of cost or market and is classified as "Property held for sale" in the consolidated balance sheet. Market values are generally determined by real estate brokers and/or the Company's judgment.

Statement of Financial Accounting Standards No. 143 (SFAS 143) "Accounting for Asset Retirement Obligations" is applicable to legal obligations associated with the retirement of certain tangible long-lived assets. The adoption of SFAS 143 on June 2, 2003 did not materially impact the Company's financial statements.

Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Obligations Associated with Disposal Activities" addresses the accounting treatment of costs in connection with exit or disposal activities. It requires that liabilities be recognized for exit and disposal costs only when the liabilities are incurred, rather than upon the commitment to an exit or disposal plan. SFAS 146 is effective for any disposal or exit activity initiated after December 31, 2002. Its application is not expected to materially impact the Company's financial statements.

Goodwill and Other intangible Assets, Including Licensing Agreements

Acquired goodwill is tested annually for impairment and also whenever an impairment indicator arises. Impairment losses are recorded when impairment is determined to have occurred. As of May 30, 2004 and June 1, 2003, the carrying amount of goodwill acquired in prior years was $741,000, which is net of $308,000 amortized in prior years.

Intangible assets having a finite useful life are subject to amortization, and are tested annually for impairment. The Company's other intangible assets consist principally of initial franchise fees paid for each new Golden Corral restaurant the Company opens. Amortization of the $40,000 initial fee begins when the restaurant opens and is computed using the straight-line method over the 15-year term of each individual restaurant's franchise agreement. The fees are ratably amortized at $2,667 per year per restaurant, or approximately $69,000 per year in each of the next five years for the 26 Golden Corral restaurants in operation as of May 30, 2004. Amortization for fiscal years 2004, 2003 and 2002 was $61,000, $49,000 and $35,000, respectively. The remaining balance of other intangible assets, including fees paid for future Golden Corral restaurants, is not currently being amortized because these assets have indefinite or as yet to be determined useful lives.

An analysis of other intangible assets follows:

	2004	2003
	(in thousands)	
Golden Corral initial franchise fees subject to amortization	**$ 1,040**	$ 800
Less accumulated amortization	**(174)**	(113)
Carrying amount of Golden Corral initial franchise fees subject to amortization	**866**	687
Current portion of Golden Corral initial franchise fees subject to amortization	**(69)**	(53)
Golden Corral fees not yet subject to amortization	**180**	285
Other intangible assets	**146**	169
Total intangible assets	**$ 1,123**	$ 1,088

The franchise agreements with Golden Corral Franchising Systems, Inc. also require the Company to pay fees based on defined gross sales. These costs are charged to operations as incurred.

Revenue Recognition

Revenue from restaurant operations is recognized upon receipt of payment from customers. Revenue from the sale of commissary products to Big Boy restaurants licensed to other operators is recognized upon shipment of product. Revenue from franchise fees, based on sales of Big Boy restaurants licensed to other operators, is recorded on the accrual method as earned. Initial franchise fees are recognized as revenue when the fees are deemed fully earned and non-refundable, ordinarily upon the execution of the license agreement, in consideration of the Company's services to that time.

Advertising

Advertising costs are charged to expense as incurred. Advertising expense for fiscal years 2004, 2003 and 2002 was $6,065,000, $5,377,000 and $4,848,000, respectively.

New Store Opening Costs

New store opening costs consist of new employee training costs, the cost of a team to coordinate the opening and the cost of certain replaceable items such as uniforms and china. New store opening costs are charged to expense as incurred. Opening costs for Golden Corral restaurants for fiscal years 2004, 2003 and 2002 were $1,412,000, $864,000 and $1,380,000, respectively. Opening costs for Big Boy restaurants for fiscal years 2004, 2003 and 2002 were $368,000, $85,000 and $395,000, respectively.

Benefit Plans

The Company has two qualified defined benefit pension plans covering substantially all of its eligible employees. (Hourly restaurant employees hired after December 31, 1998 are ineligible to enter the qualified defined benefit pension plans. Instead, these employees are offered participation in a 401(k) savings plan with a matching 40% employer cash contribution.) Qualified defined benefit pension plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least annually amounts sufficient to satisfy legal funding requirements plus such additional tax-deductible amounts deemed advisable under the circumstances. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future. In addition, the Company has an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) that provides a supplemental retirement benefit to the executive officers of the Company and certain other "highly compensated employees" (HCE's) whose benefits under the qualified plans are reduced when their compensation exceeds Internal Revenue Code imposed limitations or when elective salary deferrals are made to the Company's non-qualified Executive Savings Plan. Prepaid benefit costs (see Note F – Pension Plans) and Executive Savings Plan assets are the principal components of "Other long-term assets" in the balance sheet. Prepaid benefit costs are also the principal component of "Prepaid expenses and sundry deposits" in the balance sheet.

The executive officers of the Company and certain other HCE's receive comparable pension benefits through a non-qualified Non Deferred Cash Balance Plan instead of accruing additional benefits under the qualified defined benefit pension plans and the SERP. (Also see Note F – Pension Plans.)

Self Insurance

The Company self-insures its Ohio workers' compensation claims up to $250,000 per claim. Initial self-insurance liabilities are accrued based on prior claims history. An annual review of claims experience is performed during the first quarter of ensuing fiscal years and adjustments are made to the self-insurance liabilities to more closely reflect actual claims experience. Favorable claims experience allowed liabilities for self-insurance to be lowered by $710,000 and $334,000, respectively in fiscal years 2004 and 2003. As a result of unfavorable claims experience, self-insurance liabilities were increased by $26,000 in fiscal 2002.

As of May 30, 2004, the Company had two outstanding letters of credit totaling $175,000 in support of its self-insurance program.

Fair Value of Financial Instruments

With the exception of long-term debt (see Note B – Long-Term Debt), the carrying values of the Company's financial instruments approximate fair value.

Income Taxes

Taxes are provided on all items included in the statement of earnings regardless of when such items are reported for tax purposes (see Note D – Income Taxes).

Stock Based Compensation

The Company accounts for stock options using the intrinsic value method of measuring compensation expense prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation." No stock based employee compensation cost is included in net income, as all options granted during the fiscal years 2004, 2003 and 2002 had an exercise price equal to the market value of the stock on the date of the grant. In accordance with Statement of Financial Standards No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure," the following table presents the effect on net income and earnings per share had the Company accounted for stock options using the fair value recognition provisions of SFAS 123:

	2004	2003	2002
	(in thousands, except per share data)		
Net earnings, as reported	**$ 10,529**	$ 9,778	$ 7,971
Deduct: total stock-based employee compensation expense determined under fair value based method for all grants[(a)], net of tax effects	**251**	252	167
Pro forma net earnings	**$ 10,278**	$ 9,526	$ 7,804
Earnings per share			
Basic – as reported	**$ 2.11**	$ 1.98	$ 1.61
Basic – pro forma	**$ 2.06**	$ 1.93	$ 1.58
Diluted – as reported	**$ 2.05**	$ 1.95	$ 1.59
Diluted – pro forma	**$ 2.00**	$ 1.90	$ 1.56

(a) For a summary of options granted, refer to the stock option section of Note E – Capital Stock.

The estimated total stock-based employee compensation expense was determined using the modified Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	**1.87%**	1.87%	2.17%
Expected volatility	**27%**	28%	27%
Risk free interest rate	**2.57%**	3.67%	4.72%
Expected lives	**5 years**	5 years	5 years
Weighted average fair value of options granted	**$ 4.32**	$ 4.95	$ 3.58

Note A – Accounting Policies (continued)

New Accounting Pronouncements

The Company reviewed all significant newly issued accounting pronouncements and concluded that, other than those disclosed herein, no material impact is anticipated on the financial statements as a result of future adoption.

Note B - Long-Term Debt

	2004		2003	
	Payable within one year	**Payable after one year**	Payable within one year	Payable after one year
		(in thousands)		
Construction Draw Facility-Construction Phase Loans	**$ -**	**$ -**	$ -	$ -
Term Loans	**6,231**	**25,227**	4,930	24,260
Revolving Credit Loan	**-**	**-**	-	-
Bullet Loan	**-**	**10,000**	-	10,000
	$ 6,231	**$ 35,227**	$ 4,930	$ 34,260

The portion payable after one year matures as follows:

	2004	2003
	(in thousands)	
Period ending in 2005	**$ -**	$ 5,295
2006	**6,664**	5,681
2007	**6,376**	5,344
2008	**15,684**	14,600
2009	**4,059**	2,920
2010	**1,616**	420
Subsequent to 2010	**828**	-
	$ 35,227	$ 34,260

The Construction Draw Facility is an unsecured draw credit line that provides for borrowing of up to $55,000,000 to construct and open Golden Corral restaurants. As of May 30, 2004, $10,000,000 remained available to be borrowed before the Facility expires on September 1, 2005, unless extended. It is subject to a 1/4 percent unused commitment fee. Under the terms of the Facility, funds borrowed are initially governed as a Construction Phase Loan, with interest determined by a pricing matrix that uses changeable basis points, determined by certain of the Company's financial ratios. The basis points are added to or subtracted from one of various indices chosen by the Company. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Within six months of the completion and opening of each restaurant, the balance outstanding under each Construction Phase Loan must be converted to a Term Loan amortized over a period not to exceed seven years. Upon conversion, the Company may select a fixed interest rate over the chosen term or may choose among various adjustable rate options. All funds borrowed under the Facility as of May 30, 2004 have been converted to Term Loans. Fixed interest rates have been chosen for all of the Term Loans, the weighted average of which is 6.38 percent, and all of the Term Loans are being repaid in 84 equal monthly installments of principal and interest aggregating $673,000, expiring in various periods ranging from May 2006 through April 2011. Prepayments of the Term Loans are permissible upon payment of sizeable prepayment fees and other amounts. Any outstanding Construction Phase Loan that has not been converted into a Term Loan shall mature and be payable in full on September 1, 2005, unless extended.

The $10,000,000 Bullet Loan is secured by mortgages on the real property of six Golden Corral restaurants. It matures and is payable in one installment on December 31, 2007. Variable rated interest, currently 3.36 percent, is determined by adding 200 basis points to the London Interbank Offered Rate (LIBOR). At any time during the term of the loan, the Company has the option of designating that the loan bear interest for the remainder of the term at a fixed rate equal to the lender's cost of funds plus 200 basis points. Variable LIBOR based interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Fixed cost of funds based interest shall be payable monthly in arrears.

A $5,000,000 unsecured Revolving Credit Loan is in place that is intended to fund temporary working capital needs. The loan, none of which was outstanding as of May 30, 2004, is subject to a 30 consecutive day out-of-debt period each year. It matures on September 1, 2005, unless extended. Interest is determined by the same pricing matrix used for Construction Phase Loans under the Construction Draw Facility, the basis points from which are added to or subtracted from one of various indices chosen by the Company. The loan is subject to a 1/4 percent unused commitment fee. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly.

These loan agreements contain covenants relating to tangible net worth, interest expense, cash flow, debt levels, capitalization changes, asset dispositions, investments and restrictions on pledging certain restaurant operating assets. The Company was in compliance with all loan covenants as of May 30, 2004. Compensating balances are not required by these loan agreements.

The fair values of the Bullet Loan and Revolving Credit Loan approximate carrying value as of May 30, 2004 and June 1, 2003 because the current provisions of the loans call for variable rated interest. The fair values of the fixed rate Term Loans are based on fixed rates that would be available for loans with identical terms and maturities, if borrowed at May 30, 2004 and June 1, 2003.

	2004		2003	
	Carrying value	**Fair value**	Carrying value	Fair value
		(in thousands)		
Construction Draw Facility-Construction Phase Loans	**$ -**	**$ -**	$ -	$ -
Term Loans	**31,458**	**31,822**	29,190	31,242
Revolving Credit Loan	**-**	**-**	-	-
Bullet Loan	**10,000**	**10,000**	10,000	10,000

Note C - Leased Property

The Company occupies certain of its restaurants pursuant to lease agreements. The majority of the leases are for fifteen or twenty years and contain renewal options for ten to fifteen years, and/or have favorable purchase options. As of May 30, 2004, eleven of the Company's 29 leased restaurant locations have been capitalized. Delivery equipment is also held under capitalized leases expiring during various periods through 2009. Amortization of capitalized lease assets is computed on the straight-line method over the primary terms of the leases. An analysis of the capitalized leased property follows:

	Asset balances at	
	2004	2003
	(in thousands)	
Restaurant facilities	**$ 6,306**	$ 6,306
Equipment	**1,083**	1,083
	7,389	7,389
Less accumulated amortization	**(6,116)**	(5,653)
	$ 1,273	$ 1,736

As of May 30, 2004, eighteen of the Company's restaurant properties are occupied pursuant to operating leases, four of which are ground leases for Golden Corral restaurants. Another Golden Corral ground lease has been entered into for a restaurant to open during the summer of 2005. The operating lease table below includes scheduled payments for this lease even though payments will not begin until the restaurant opens. The Company also occupies office space under an operating lease that expires during 2013, with renewal options available through 2023. The Company has an option to purchase the office property in 2023. Total rental expense of operating leases was $1,470,000 in 2004, $1,515,000 in 2003 and $1,434,000 in 2002.

Future minimum lease payments under capitalized leases and operating leases, including residual value guarantees on certain of the capitalized leases, having an initial or remaining term of one year or more follow:

Year ending in:	Capitalized leases	Operating leases
	(in thousands)	
2005	$ 880	$ 1,365
2006	802	1,250
2007	575	1,091
2008	2,520	878
2009	38	770
2010 to 2025	16	9,188
Total	4,831	$ 14,542
Amount representing interest	(1,101)	
Present value of obligations	3,730	
Portion due within one-year	(509)	
Long-term obligations	$ 3,221	

Not included in the above table are certain leases of former operating properties that the Company has assigned or sub-let to third parties. The average annual obligations of these leases approximate $50,000 over the next five years. The Company remains contingently liable for the performance of these leases. In the event of default by the assignees or sub-lessees, the Company generally retains the right to re-assign or sub-let the properties.

Note D – Income Taxes

The variations between the statutory Federal rate and the effective rate are summarized as follows:

	Percent of pretax earnings		
	2004	2003	2002
Statutory U.S. Federal income tax	**34.0**	34.0	34.0
Tax credits	**(4.1)**	(3.3)	(2.8)
State and municipal income taxes - Current and deferred (net of Federal tax benefit)	**3.2**	3.1	3.7
Other	**.2**	(.3)	(.1)
Effective rate	**33.3**	33.5	34.8

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expense between financial reporting and tax statutes. The components of the deferred tax asset (liability) were as follows (in thousands):

	2004	2003
Deferred compensation	**$ 861**	$ 753
Compensated absences	**780**	699
Self insurance	**1,153**	1,259
Impairment of assets/property write-downs	**143**	133
Other	**18**	36
Total deferred tax assets	**2,955**	2,880
Depreciation	**(3,925)**	(2,354)
Pension contributions	**(1,109)**	(1,016)
Sale of franchise rights	**(57)**	(110)
Other	**(613)**	(580)
Total deferred tax liabilities	**(5,704)**	(4,060)
Net deferred tax liability	**$ (2,749)**	$ (1,180)

Note E - Capital Stock

2003 Stock Option and Incentive Plan

Shareholders approved the 2003 Stock Option and Incentive Plan (the "2003 Incentive Plan" or "Plan") on October 6, 2003. The 2003 Incentive Plan provides for several forms of awards including stock options, stock appreciation rights, stock awards including restricted and unrestricted awards of stock, and performance awards. The Plan will continue in effect until terminated by the Board of

Note E – Capital Stock (continued)

Directors. Subject to adjustment for changes in capitalization, the maximum number of shares of common stock that the Plan may issue is 800,000. The Plan provides that the total number of shares of common stock covered by options plus the number of stock appreciation rights granted to any one individual may not exceed 80,000 during any fiscal year. Additionally, no more than 80,000 shares of common stock may be issued in payment of performance awards denominated in shares, and no more than $1,000,000 in cash (or fair market value, if paid in shares) may be paid pursuant to performance awards denominated in dollars, granted to any one individual during any fiscal year if the awards are intended to qualify as performance based compensation. Employees of the Company and non-employee directors of the Company are eligible to be selected to participate in the Plan. Participation is based on selection by the Compensation Committee (the Committee) of the Board of Directors. Although there is no limit to the number of participants in the Plan, there are approximately 40 persons currently participating in the Plan.

Options to purchase shares of the Company's common stock permit the holder to purchase a fixed number of shares at a fixed price. When options are granted, the Committee determines the number of shares subject to the option, the term of the option which may not exceed ten years, the time or times when the option will become exercisable and the price per share that a participant must pay to exercise the option. No option will be granted with an exercise price that is less than 100 percent of fair market value on the date of the grant.

Stock appreciation rights (SAR's) are rights to receive payment, in cash, shares of common stock or a combination of the two, equal to the excess of (1) the fair market value of a share of common stock on the date of exercise over (2) the price per share of common stock established in connection with the grant of the SAR (the reference price). The reference price must be at least 100 percent of the common stock's fair market value on the date the SAR is granted. SAR's may be granted by the Committee in its discretion to any participant, and may have terms no longer than ten years.

Stock awards are grants of shares of common stock that may be restricted (subject to a holding period or other conditions) or unrestricted. The Committee determines the amounts, vesting, if any, terms and conditions of the awards, including the price to be paid, if any, for restricted awards and any contingencies related to the attainment of specified performance goals or continued employment or service. The Committee may also grant performance awards to participants. Performance awards are the right to receive cash, common stock or both, at the end of a specified performance period, subject to satisfaction of the performance criteria and any vesting conditions established for the award.

As of May 30, 2004, no awards (meaning any form of stock option, stock appreciation right, restricted stock award, unrestricted stock award or performance award) had been granted under the 2003 Stock Option and Incentive Plan.

Other Stock Option Plans

The 1993 Stock Option Plan is not affected by the adoption of the 2003 Stock Option and Incentive Plan. The 1993 Stock Option Plan originally authorized the grant of stock options for up to 562,432 shares (as subsequently adjusted for stock dividends paid through December 1996) of the common stock of the Company for a ten-year period beginning May 9, 1994. Shareholders approved the Amended and Restated 1993 Stock Option Plan (Amended Plan) in October 1998, which extended the availability of options to be granted to October 4, 2008. As of May 30, 2004, 80,204 shares remained available to be optioned. Of the 482,228 cumulative shares optioned to date, 319,993 remain outstanding as of May 30, 2004.

Shares may be optioned to employees at not less than 75% of fair market value on the date granted. The Amended Plan added a provision for automatic, annual stock option grants of 1,000 shares to each of the Company's non-employee directors. The per share exercise price for options granted to non-employee directors must equal 100 percent of fair market value on the date of grant. The Amended Plan also added a Company right to repurchase shares acquired on exercise of options if an optionee chooses to dispose of such shares. Stock appreciation rights are not provided for under the Amended Plan. All outstanding options under the 1993 Plan were granted at fair market value and expire 10 years from the date of grant. Outstanding options to the President and Chief Executive Officer generally vest in six months, while options granted to non-employee directors vest after one year. Outstanding options granted to other key employees vest in three equal annual installments.

The 1984 Stock Option Plan expired May 8, 1994. The final 14,090 outstanding options expired in June 2003, ten years from the date originally granted.

The changes in outstanding and exercisable options involving both the 1993 and the 1984 Plans are summarized below:

2004	**No. of shares**	**Weighted avg. price per share**
Outstanding at beginning of year	**321,665**	**$ 13.96**
Granted during the year	**91,000**	**$ 19.28**
Exercised during the year	**78,082**	**$ 11.73**
Expired during the year	**14,090**	**$ 14.38**
Forfeited during the year	**500**	**$ 17.17**
Outstanding at end of year	**319,993**	**$ 15.97**
Exercisable at beginning of year	**233,156**	**$ 13.21**
Exercisable at end of year	**227,314**	**$ 14.94**

2003	No. of shares	Weighted avg. price per share
Outstanding at beginning of year	284,220	$ 12.08
Granted during the year	90,500	$ 19.16
Exercised during the year	37,656	$ 11.06
Expired during the year	14,398	$ 17.05
Forfeited during the year	1,001	$ 15.65
Outstanding at end of year	321,665	$ 13.96
Exercisable at beginning of year	209,131	$ 12.14
Exercisable at end of year	233,156	$ 13.21

2002	No. of shares	Weighted avg. price per share
Outstanding at beginning of year	220,216	$ 11.40
Granted during the year	90,000	$13.58
Exercised during the year	23,828	$ 11.45
Expired during the year	-	-
Forfeited during the year	2,168	$ 11.60
Outstanding at end of year	284,220	$12.08
Exercisable at beginning of year	157,467	$11.83
Exercisable at end of year	209,131	$12.14

Stock options outstanding and exercisable as of May 30, 2004 for the 1993 Stock Option Plan:

Range of Exercise Prices per Share	No. of shares	Weighted average price per share	Weighted average remaining life in years
Outstanding:			
$ 8.31 to $13.00	76,232	$ 10.57	5.84 years
$13.01 to $18.00	73,424	$ 13.77	7.08 years
$18.01 to $24.20	170,337	$ 19.34	8.54 years
$ 8.31 to $24.20	319,993	$ 15.97	7.56 years
Exercisable:			
$ 8.31 to $13.00	76,232	$ 10.57	-
$13.01 to $18.00	60,082	$ 13.85	-
$18.01 to $24.20	91,000	$ 19.33	-
$ 8.31 to $24.20	227,314	$ 14.94	-

Shareholders approved the Employee Stock Option Plan (elsewhere referred to as Employee Stock Purchase Plan) in October 1998. The Plan provides employees who have completed 90 days of continuous service with an opportunity to purchase shares of the Company's common stock through payroll deduction. Immediately following the end of each semi-annual offering period, participant account balances are used to purchase shares of stock at the lesser of 85 percent of the fair market value of shares at the beginning of the offering period or at the end of the offering period. The Plan authorizes a maximum of 1,000,000 shares that may be purchased on the open market or from the Company's treasury. Through April 30, 2004, (latest available data), 93,265 shares had been purchased through the Plan. Shares purchased through the Plan are held by the Plan's custodian until withdrawn or distributed. As of April 30, 2004, the custodian held 41,678 shares on behalf of employees.

A total of 58,492 common shares (as subsequently adjusted for stock dividends paid through December 1996) were reserved for issuance under the non-qualified Executive Savings Plan when it was established in 1993. As of May 30, 2004, 49,374 shares remained in the reserve, including 7,510 shares allocated but not issued to participants.

There are no other outstanding options, warrants or rights.

Treasury Stock

As of May 30, 2004, the Company's treasury held 2,458,022 shares of the Company's common stock. From September 1998 through January 2002, 1,135,286 shares of the Company's common stock were repurchased at a cost of $12,162,000 pursuant to repurchase programs authorized by the Company's Board of Directors. The current authorization allows up to 500,000 additional shares to be repurchased in the open market or through block trades over a two year period that expires October 7, 2004. No shares have been repurchased under the current authorization.

Most of the remaining shares held in the treasury were acquired in August 1997 pursuant to the terms of a modified "Dutch Auction" self-tender offer.

Earnings Per Share

Basic earnings per share is based on the weighted average number of outstanding common shares during the period presented. Diluted earnings per share includes the effect of common stock equivalents, which assumes the exercise and conversion of dilutive stock options.

	Basic earnings per share			Diluted earnings per share	
	Weighted average shares outstanding	EPS	Stock equivalents	Weighted average shares outstanding	EPS
May 30, 2004	**4,998,819**	**$ 2.11**	**136,892**	**5,135,711**	**$ 2.05**
June 1, 2003	4,930,171	1.98	92,922	5,023,093	1.95
June 2, 2002	4,936,328	1.61	76,293	5,012,621	1.59

Note F - Pension Plans

As discussed more fully in Note A – Accounting Policies, the Company sponsors two qualified defined benefit plans plus an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) for "highly compensated employees" (HCE's). The Company does not sponsor post retirement health care benefits. All three retirement plans are summarized in the following tables that show change in benefit obligations, change in plan assets, reconciliation of funded status, amounts recognized in the Company's balance sheet, weighted average assumptions and net periodic pension cost components.

Change in benefit obligation	**2004**	2003
	(in thousands)	
Projected benefit obligation at beginning of year	**$ 20,725**	$ 16,510
Service cost	**1,768**	1,408
Interest cost	**1,329**	1,165
Actuarial loss (gain)	**(40)**	2,385
Benefits paid	**(789)**	(743)
Projected benefit obligation at end of year	**$ 22,993**	$ 20,725

Note F – Pension Plans (continued)

Change in the plans' assets	2004	2003
	(in thousands)	
Fair value of plan assets at beginning of year	**$ 18,628**	$ 18,044
Actual return on plan assets	**1,824**	(299)
Employer contributions (a)	**2,185**	1,795
Benefits paid, plus expenses	**(982)**	(912)
Fair value of plan assets at end of year	**$ 21,655**	$ 18,628

(a) Employer contributions shown for 2004 includes $185,000 from the previous year and does not include $304,000 that will be contributed to the plans after May 30, 2004.

Reconciliation of funded status	2004	2003
	(in thousands)	
Funded status	**$ (1,338)**	$ (2,097)
Unrecognized net actuarial loss	**4,047**	4,583
Unrecognized prior service cost	**248**	318
Net prepaid retirement plan cost recognized at end of year	**$ 2,957**	$ 2,804

Amounts recognized in the Company's balance sheet	2004	2003
	(in thousands)	
Prepaid benefit cost	**$ 3,034**	$ 2,859
Accrued benefit cost	**(171)**	(172)
Intangible asset	**94**	117
Net prepaid retirement plan cost recognized at end of year	**$ 2,957**	$ 2,804

Weighted Average Assumptions	2004	2003	2002
Weighted average discount rate - net periodic pension cost	**6.50%**	6.50%	7.25%
Weighted average discount rate - projected benefit obligation	**6.50%**	6.50%	7.25%
Weighted average rate of compensation increase	**5.00%**	5.00%	5.00%
Weighted average expected long-term rate of return on plan assets	**8.50%**	8.50%	8.50%

The Company has used an expected rate of return on plan assets of 8.5% for the last several years. The target asset mix for the plans has historically returned in excess of this rate. Even though more recent years have not produced the expected rate of return (primarily due to low equity returns), the plan asset assumptions are based on long-term objectives.

Net periodic pension cost components	2004	2003	2002
		(in thousands)	
Service cost	**$ 1,768**	$ 1,408	$ 1,275
Interest cost	**1,329**	1,165	1,012
Expected return on plan assets	**(1,580)**	(1,476)	(1,564)
Amortization of prior service cost	**70**	70	70
Amortization of net transition asset	**-**	-	(237)
Recognized net actuarial loss (gain)	**445**	149	(57)
Net periodic pension cost	**$ 2,032**	$ 1,316	$ 499

The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets are summarized for all three retirement plans in the following table:

	2004	2003
	(in thousands)	
Projected benefit obligation at end of year	**$ 22,993**	$ 20,725
Accumulated benefit obligation at end of year	**17,977**	16,373
Fair value of plan assets at end of year	**21,655**	18,628

Target and actual pension plan assets are summarized as follows:

		Actual Allocations	
Asset Category	Target	2004	2003
Equity securities	70%	**65%**	59%
Fixed income	25%	**33%**	36%
Cash equivalents	5%	**2%**	5%
Total	100%	**100%**	100%

The objectives of the committee that sets investment policy for pension assets include holding, protecting and investing the assets prudently. The committee determined that plan assets should be invested using long-term objectives, since the plan is intended to fund current and future benefits for participants and beneficiaries. Equity securities have provided the highest historical return to investors over extended time horizons. Thus, the bulk of the plans' assets are held in equity securities. Prudent investment strategies also call for a certain portion of the plan assets to be held in fixed return instruments. Although not prohibited from doing so, the committee has chosen not to invest the plan assets in the common stock of the Company.

Compensation expense (not included in the above tables) relating to the Non Deferred Cash Balance Plan (see Note A – Accounting Policies) is equal to the amounts contributed to the Plan - $489,000 in fiscal 2004, $415,000 in fiscal 2003 and $373,000 in fiscal 2002.

The Company also sponsors two 401(k) plans and a non-qualified Executive Savings Plan for certain HCE's who have been disqualified from participation in the 401(k) plans (see Note A – Accounting Policies). In fiscal years 2004, 2003 and 2002, matching contributions to the 401(k) plans amounted to $157,000, $157,000 and $153,000, respectively, while matching contributions to the Executive Savings Plan were $15,000, $14,000 and $12,000, respectively over the same fiscal years.

Note G – Segment Information

The Company has two reportable segments within the food service industry: Big Boy restaurants and Golden Corral restaurants. Financial information by operating segment is as follows:

	2004	2003	2002
		(in thousands)	
Sales			
Big Boy	**$ 178,353**	$ 168,312	$ 165,166
Golden Corral	**81,348**	65,366	45,268
	$ 259,701	$ 233,678	$ 210,434
Earnings before income taxes			
Big Boy	**$ 21,141**	$ 19,035	$ 18,756
Impairment of assets	**-**	811	-
Opening expense	**(368)**	(85)	(395)
Total Big Boy	**20,773**	19,761	18,361
Golden Corral	**4,319**	4,116	2,563
Opening expense	**(1,412)**	(864)	(1,380)
Total Golden Corral	**2,907**	3,252	1,183
Administrative expense	**(6,646)**	(6,744)	(6,214)
Interest expense	**(2,474)**	(2,800)	(2,420)
Other – net	**1,222**	1,232	1,324
Total corporate items	**(7,898)**	(8,312)	(7,310)
	$ 15,782	$ 14,701	$ 12,234
Depreciation and amortization			
Big Boy	**$ 7,235**	$ 8,040	$ 7,688
Golden Corral	**3,761**	2,933	1,863
	$ 10,996	$ 10,973	$ 9,551
Capital expenditures			
Big Boy	**$ 12,146**	$ 7,813	$ 11,329
Golden Corral	**17,880**	13,731	17,602
	$ 30,026	$ 21,544	$ 28,931
Identifiable assets			
Big Boy	**$ 84,680**	$ 77,564	$ 81,001
Golden Corral	**72,168**	61,072	48,334
	$ 156,848	$ 138,636	$ 129,335

Note H – Contingencies

The construction of a Golden Corral restaurant in Canton, Ohio was halted in August 2001 in order to assess structural concerns. In March 2002, a final assessment of the defects resulted in the Company's decision to construct a new building on another part of the lot. (The restaurant finally opened for business in January 2003.) On July 30, 2002, the general contractor that built the defective building filed a demand for arbitration against the Company seeking $294,000 plus interest, fees, and costs it claims is owed by the Company under the construction contract. The Company denies the claim and has filed a counterclaim against the general contractor alleging defective construction and claiming damages, lost profits, interest and costs, in an amount exceeding $1,000,000. The Company is vigorously prosecuting this claim and believes that it will ultimately prevail.

On August 29, 2002, the Company filed a separate lawsuit against the architect that designed the defective building alleging negligent design and claiming damages, lost profits, interest and costs exceeding $2,500,000. In July 2003, the Company resolved all claims, counterclaims and cross claims against the trial court defendants, including the architect and the architect's structural engineering consultant. The defendants agreed to pay the Company the sum of $1,700,000 in full and final settlement of all claims. The Company has received the settlement funds in full and the case has been dismissed.

Since no assurances can be made regarding the outcome of this or any litigation, only the cost of constructing the defective building (including the cost to raze it), totaling approximately $1,723,000 was carried in the consolidated balance sheet as of June 1, 2003 in "Long-term receivables." The balance was reduced to zero in fiscal 2004 reflecting receipt of the settlement funds.

Note I - Related Party Transactions

A Big Boy licensed restaurant owned by an officer and director of the Company and two Big Boy licensed restaurants owned by children and other family members of an officer and directors of the Company pay to the Company franchise and advertising fees, employee leasing and other fees, and make purchases from the Company's commissary.

The total paid to the Company by these three restaurants amounted to $4,459,000, $4,204,000 and $4,256,000 respectively, in fiscal years 2004, 2003 and 2002. The amount owed to the Company from these restaurants was $116,000 and $41,000 respectively, as of May 30, 2004 and June 1, 2003. Amounts due are generally settled within 28 days of billing.

All related party transactions described herein were effected on substantially similar terms as transactions with persons having no relationship with the Company.

Quarterly Earnings

	Year Ended May 30, 2004 (in thousands, except per share data)				Year Ended June 1, 2003 (in thousands, except per share data)			
	Revenue	**Gross profit**	**Net earnings**	**Diluted net earnings per share**	Revenue	Gross profit	Net earnings	Diluted net earnings per share
1st Quarter	**$ 77,403**	**$ 9,385**	**$ 3,288**	**$ .65**	$ 70,104	$ 7,907	$ 2,917	$ .58
2nd Quarter	**60,384**	**7,023**	**2,411**	**.47**	54,804	6,711	2,211	.44
3rd Quarter	**59,633**	**6,584**	**2,216**	**.43**	51,943	5,532	1,587	.32
4th Quarter	**63,504**	**6,754**	**2,614**	**.51**	58,060	7,430	3,063	.61
Total	**$ 260,924**	**$ 29,746**	**$ 10,529**	**$ 2.05**	$ 234,911	$ 27,580	$ 9,778	$ 1.95

Quarterly earnings per share amounts for fiscal 2004 do not sum to the earnings per share for the year due to changes throughout the year in the diluted weighted average shares outstanding.

The first quarter of each year contained sixteen weeks, while the last three quarters each contained twelve weeks.

Net earnings for the first quarters of fiscal 2004 and fiscal 2003 included favorable adjustments of $460,000 and $220,000 resulting from lower than anticipated claims in the Company's self insured casualty insurance program.

Net earnings for the first and third quarters of fiscal 2003 included favorable adjustments of $445,000 and $95,000,respectively, to adjust impairment of assets resulting from the dispositions of two former Big Boy restaurants. The credits reflect the over estimation of impairment charges that were recorded when the restaurants were permanently closed in fiscal 2001.

The fourth quarters of fiscal 2004 and fiscal 2003 include credits to income tax expense of $270,000 and $260,000 respectively, to reflect the actual effective tax rate for the years.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Frisch's Restaurants, Inc.

Grant Thornton

We have audited the accompanying consolidated balance sheets of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of May 30, 2004 and June 1, 2003 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frisch's Restaurants, Inc. and Subsidiaries as of May 30, 2004 and June 1, 2003, and the results of its operations and its cash flows for each of the three years in the period ended May 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Cincinnati, Ohio
July 7, 2004

Corporate and Shareholder Information

Corporate Headquarters

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206 - 1206
(513) 961-2660
www.frischs.com

Registrar and Transfer Agent

American Stock Transfer & Trust Company
(800) 937-5449
www.amstock.com

Independent Registered Public Accounting Firm

Grant Thornton LLP
Cincinnati, Ohio 45202

Annual Meeting

Shareholders are cordially invited to attend the 2004 Annual Meeting of Shareholders which will be held at 10:00 a.m., Monday, October 4, 2004 at the Radisson Hotel Cincinnati Riverfront, Covington, Kentucky.

Available Information

The periodic reports that the Company files with the Securities and Exchange Commission, including Form 10-K, are available without charge on the Company's web site www.frischs.com or by writing to:

Donald H. Walker
Vice President, Treasurer-
Chief Financial Officer
FRISCH'S RESTAURANTS, INC.
2800 Gilbert Avenue
Cincinnati, OH 45206 – 1206

or e-mail request to cfo@frischs.com

Directors

Jack C. Maier
Chairman of the Board

Dale P. Brown (3) (4)
Retired President and Chief Executive Officer, Sive/Young & Rubicam

Daniel W. Geeding (1) (2)
Chief Financial Officer, The Health Foundation of Greater Cincinnati

Lorrence T. Kellar (1) (3)
Vice President-Continental Properties Company, Inc.

Malcolm M. Knapp (2) (4)
President, Malcolm M. Knapp, Inc.

Blanche F. Maier
Corporate Director

Craig F. Maier (4)
President-Chief Executive Officer

William A. Mauch (1) (2)
Retired Certified Public Accountant

William J. Reik, Jr. (3) (4)
Managing Director, William D. Witter, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee
(4) Strategic Planning Committee

Corporate and Staff Officers

Jack C. Maier
Chairman of the Board

Craig F. Maier
President-Chief Executive Officer

Michael E. Conner
Vice President-Human Resources

H. Clifton Fischer
Vice President-Commissary

Kenneth C. Hull
Vice President-Development and Franchising

Karen F. Maier
Vice President-Marketing

Paul F. McFarland
Vice President-Chief Operating Officer

Donald H. Walker
Vice President, Treasurer-Chief Financial Officer

W. Gary King
Secretary-Counsel

Common Stock Information

The Company's common stock is traded on the American Stock Exchange under the symbol "FRS". The following table sets forth the high and low sales prices for the common stock for each quarter within the Company's two most recent fiscal years:

	2004			2003		
	High	**Low**	**Dividend**	High	Low	Dividend
1st Q	**$24.84**	**$18.00**	**9¢**	$20.35	$16.70	9¢
2nd Q	**$27.90**	**$23.51**	**11¢**	$21.45	$15.51	9¢
3rd Q	**$32.24**	**$25.75**	**11¢**	$21.50	$18.65	9¢
4th Q	**$30.00**	**$26.26**	**11¢**	$19.15	$17.29	9¢

Through July 9, 2004, the Company has paid 174 consecutive quarterly cash dividends during its 44 year history as a public company. The closing price of the Company's common stock as reported by the American Stock Exchange on May 28, 2004 was $28.55. There were approximately 2,100 shareholders of record as of June 25, 2004.




golden corral®
Buffet & Grill





Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206-1206
www.frischs.com